UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2020

SAFE BULKERS, INC.
(Translation of registrant’s name into English)
Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F   o
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes o          No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Included in this Report on Form 6-K are the unaudited consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Safe Bulkers, Inc. (the “Company”) for the six-month period ended June 30, 2020, formatted in inline eXtensible Business Reporting Language (iXBRL).
INCORPORATION BY REFERENCE
This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 (File No. 333-239618) and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020

ABOUT THIS REPORT

As used herein, “we”, “us”, “our”, and the “Company” all refer to Safe Bulkers, Inc. and its subsidiaries (as well as the predecessors of the foregoing). This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management companies, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), and Safe Bulkers Management Limited, a company organized and existing under the laws of the Republic of Cyprus (“Safe Bulkers Management”), are each sometimes referred to as a “Manager,” and together as our “Managers.” This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

A. Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of July 31, 2020, our fleet comprised 42 vessels, of which 14 are Panamax class vessels, 10 are Kamsarmax class vessels, 14 are Post-Panamax class vessels and four are Capesize class vessels, with an aggregate carrying capacity of 3,862,000 deadweight tons, or dwt and an average age of 9.7 years. We have not contracted to acquire any other vessels.

We employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and have a potential upside in our revenue when charter market conditions improve. The majority of vessels in our fleet have sister ships with similar specifications in our existing fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Safe Bulkers, Inc. (“Safe Bulkers”) was incorporated in the Republic of the Marshall Islands on December 11, 2007, under the Marshall Islands Business Corporations Act, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Our vessels are managed by our affiliated management companies, Safety Management and Safe Bulkers Management.

B. Recent Developments in Our Fleet and Employment Profile

During the period from January 1, 2020, until July 31, 2020 the following developments occurred with respect to our fleet and employment profile:

In April 2020, the Company took delivery from an unaffiliated seller of a Japanese built, 85,000 dwt, resale, newbuild vessel named Troodos Oak (ex-Hull S No.1772). The Company as of July 31, 2020, does not have any newbuilds on order or capital expenditure requirements in relation to orderbook.

In May 2020, the Company entered into period time charters for three of its non-scrubber fitted Panamax class vessels, for a duration of 5-years each, with a forward delivery in the third quarter of 2020 at a gross daily charter rate of $11,750 for the first two years and a gross daily charter rate linked to the Baltic Exchange Kamsarmax Index (“BPI-82 5TC”) times 97% minus $2,150, for the remaining three years. In addition, the Company entered into a period time charter for a non-scrubber fitted Post-Panamax class vessel, for a duration of 11 to 13 months, at a gross daily charter rate linked to the BPI-82 5TC times 109%.

In July 2020, the Company entered into period time charters for another three of its non-scrubber fitted Panamax class vessels, for a duration of 5-years each, with a forward delivery in the third quarter of 2020 at a gross daily charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining three years.

In addition, the Company entered into a period time charter for a non-scrubber fitted Kamsarmax class vessel, for a duration of 8 to 10 months, at a gross daily charter rate of $13,000.

Set out below is a table showing the Company’s existing vessels and their contracted employment as of July 31, 2020. Scrubber benefit for scrubber fitted vessels, (the ''Scrubber Benefit'') is calculated on the basis of the price differential between high sulfur fuel oil with 3.5% sulfur content and the new fuel with reduced sulfur content below 0.5% for the specific voyage and in the table below it is stated whether the Scrubber Benefit is included in the referenced charter rate; i.e. in cases where the Scrubber Benefit can be calculated it is included in the daily charter rate and in cases where it cannot be calculated, it is not part of the stated daily charter rate.

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$9,349	5.00%	February 2020	December 2020
Koulitsa	76,900	2003	Japan	Period	$7,154	5.00%	April 2020	August 2020
Paraskevi	74,300	2003	Japan	Spot	$10,000	5.00%	July 2020	September 2020
Vassos	76,000	2004	Japan	Spot	$8,353	5.00%	March 2020	August 2020
Katerina	76,000	2004	Japan	Period	$8,094	5.00%	March 2020	December 2020
Maritsa	76,000	2005	Japan	Period	$9,464	5.00%	February 2020	December 2020
Efrossini	75,000	2012	Japan	Spot	$7,612	5.00%	May 2020	August 2020
Zoe [10]	75,000	2013	Japan	Spot	$6,619	4.38%	April 2020	August 2020
Kypros Land [10,15]	77,100	2014	Japan	Spot	$8,247	5.00%	May 2020	August 2020
				Period	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea [15]	77,100	2014	Japan	Spot	$9,135	5.00%	April 2020	July 2020
				Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery [13]	78,000	2015	Japan	Period	$11,750	3.75	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [8,13]	77,100	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty [13]	78,000	2015	Japan	Period	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit [8,15]	78,000	2016	Japan	Spot	$12,000.00	5.00%	May 2020	August 2020
				Period	$13,800.00	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Spot	$11,000	5.00%	July 2020	August 2020
Pedhoulas Trader	82,300	2006	Japan	Period	$10,000	5.00%	June 2020	August 2020
Pedhoulas Leader	82,300	2007	Japan	Spot	$8,185	5.00%	May 2020	August 2020
Pedhoulas Commander	83,700	2008	Japan	Period	$9,950	5.00%	June 2019	June 2021
Pedhoulas Builder [16]	81,600	2012	China	Spot [12]	$7,650	5.00%	April 2020	August 2020
Pedhoulas Fighter [16]	81,600	2012	China	Spot [12]	$7,191	4.38%	May 2020	August 2020
Pedhoulas Farmer [5,16]	81,600	2012	China	Spot [12]	$8,851	5.00%	June 2020	November 2020

Vessel Name	Dwt	Year Built 1	Country of Construction	Charter Type	Charter Rate 2	Commissions 3	Charter Period 4
Pedhoulas Cherry [16]	82,000	2015	China	Spot [12]	$7,224	4.38%	April 2020	September 2020
Pedhoulas Rose [5,16]	82,000	2017	China	Spot	$12,500	5.00%	July 2020	August 2020
Pedhoulas Cedrus	81,800	2018	China	Spot	$8,000	5.00%	May 2020	August 2020
				Period	$13,000	3.75%	August 2020	May 2021
Post-Panamax
Marina [16]	87,000	2006	Japan	Spot	$13,900	5.00%	July 2020	August 2020
				Spot	$11,500	5.00%	August 2020	September 2020
Xenia	87,000	2006	Japan		Dry docking		July 2020	August 2020
Sophia [16]	87,000	2007	Japan	Spot	$12,750	5.00%	July 2020	August 2020
Eleni [16]	87,000	2008	Japan	Spot [11]	$13,250	5.00%	July 2020	August 2020
Martine [16]	87,000	2009	Japan	Spot	$10,022	5.00%	July 2020	August 2020
Andreas K [16]	92,000	2009	South Korea	Spot	$12,500	5.00%	June 2020	September 2020
Panayiota K 9 , 16	92,000	2010	South Korea	Spot [12]	$14,000	5.00%	July 2020	September 2020
Agios Spyridonas [9,16]	92,000	2010	South Korea
Venus Heritage [10,16]	95,800	2010	Japan
Venus History [10,16]	95,800	2011	Japan	Spot	$11,500	5.00%	June 2020	August 2020
Venus Horizon [16]	95,800	2012	Japan	Spot	$8,850	5.00%	June 2020	August 2020
Troodos Sun [16]	85,000	2016	Japan	Spot [11]	$10,500	5.00%	May 2020	August 2020
				Spot	$12,000	5.00%	August 2020	October 2020
Troodos Air [16]	85,000	2016	Japan	Spot	$13,000	5.00%	July 2020	September 2020
Troodos Oak [14]	85,000	2020	Japan	Period	109% BPI-82 5TC	5.00%	June 2020	May 2021
Capesize
Mount Troodos [16,17]	181,400	2009	Japan	Period	103.5% * BCI + 80%* scrubber benefit	5.00%	April 2020	June 2021
Kanaris [16]	178,100	2010	China	Period [6]	$26,562	5.00%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period	$38,000	5.00%	January 2012	January 2022
Lake Despina	181,400	2014	Japan	Period [7]	$24,810	5.00%	January 2014	January 2024
TOTAL	3,862,000

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.
(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.
(3) Commissions reflect payments made to third-party brokers or our charterers.
(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that have not commenced as of July 31, 2020, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
(5) MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.
(6) Charterer agreed to reimburse us for part of the cost of the Scrubbers and Ballast Water Treatment System (''BWTS'') to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party agreement.
(7) A period time charter of 10 years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other period charter terms remained unchanged. The charter agreement grants the charterer the option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39.0 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer an option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.
(8) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(9) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.
(11) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included in the daily gross charter rate presented.
(12) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included in the daily gross charter rate presented.
(13) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.
(14) A period time charter of 11 to 13 months at a gross daily charter rate linked to the BPI-82 5TC times 109%.
(15) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.
(16) Scrubber fitted vessel.
(17) A period time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index (“BCI'') times 103.5% plus 80% of Scrubber Benefit.

C. Selected Unaudited Financial and Operations Information

The following tables present selected unaudited consolidated financial and other data of Safe Bulkers, Inc. for each of the six -month periods ended June 30, 2019 and 2020. The unaudited financial statement data was derived from our interim unaudited consolidated condensed financial statements and notes thereto included elsewhere herein. All amounts are in thousands of U.S. Dollars, except for per share data, fleet data, par value data and average daily results.

	six -month periods ended June 30,
	2019	2020

STATEMENT OF OPERATIONS
Revenues	$98,044	$97,640
Commissions	(4,244)	(3,644)
Net revenues	93,800	93,996
Voyage expenses	(5,083)	(31,787)
Vessel operating expenses	(32,543)	(35,799)
Depreciation	(24,706)	(26,565)
General and administrative expenses
Management fee to related parties	(9,047)	(9,013)
Company administration expenses	(1,120)	(1,332)
Operating income/(loss)	21,301	(10,500)
Interest expense	(14,008)	(12,292)
Other finance costs	(117)	(359)
Interest income	821	519
Loss on derivatives	—	(736)
Foreign currency (loss)/gain	(82)	434
Amortization and write-off of deferred finance charges	(678)	(896)
Net income/(loss)	$7,237	$(23,830)
Less Preferred dividend	5,745	5,746
Less Revaluation Adjustment	304	135
Net Income/(loss) available to common shareholders	1,188	(29,711)
Earnings/(loss) per share of Common Stock, basic and diluted	$0.01	$(0.29)
Cash dividends declared per share of Common Stock	—	—
Cash dividends declared per share of Preferred C Shares	$1.00	$1.00
Cash dividends declared per share of Preferred D Shares	$1.00	$1.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	101,412,749	103,067,556

	Six Month Periods Ended June 30,
	2019	2020

CASH FLOW DATA
Net cash provided by operating activities	$23,959	$20,362
Net cash used in investing activities	(360)	(40,877)
Net cash (used in)/provided by financing activities	(15,655)	11,427
Net increase/(decrease) in cash and cash equivalents and restricted cash	7,944	(9,088)

	As of December 31,	As of June 30,
	2019	2020

BALANCE SHEET DATA
Total current assets	135,989	121,283
Total fixed assets	964,000	973,841
Other non-current assets	14,654	18,465
Total assets	1,114,643	1,113,589
Total current liabilities	86,784	89,271
Long-term debt, net of current portion and of deferred finance charges	536,995	563,030
Other non-current liabilities	922	3,793
Total liabilities	624,701	656,094
Mezzanine equity	17,200	17,208
Total shareholders’ equity	472,742	440,287
Total liabilities and shareholders’ equity	1,114,643	1,113,589

The following table reflects our ownership days, available days, time charter equivalent rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses for the periods indicated:

	six -month periods ended June 30,
FLEET DATA	2019	2020
Number of vessels at period’s end	41	42
Average age of fleet (in years)	8.8	9.6
Ownership days (1)	7,421	7,537
Available days (2)	7,316	7,246
Average number of vessels in the period (3)	41.0	41.4
AVERAGE DAILY RESULTS
Time Charter Equivalent Rate (4)	$12,126	$8,585
Daily vessel operating expenses (5)	$4,385	$4,750
Daily vessel operating expenses excluding drydocking and pre-delivery expenses (6)	$4,217	$4,246
Daily general and administrative expenses (7)	$1,370	$1,373

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	six -month periods ended June 30,
	2019	2020
Time Charter Equivalent Rate Reconciliation	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Revenues	$98,044	$97,640
Less commissions	(4,244)	(3,644)
Less voyage expenses	(5,083)	(31,787)
Time charter equivalent revenue	$88,717	$62,209
Available days (2)	7,316	7,246
Time charter equivalent rate (4)	$12,126	$8,585

(1) Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2) Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.
(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.
(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.
(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.
(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.
(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

F. Results of Operations

Six-month period ended June 30, 2020 compared to six-month period ended June 30, 2019

Net loss attributed to common shareholders was $29.7 million, or loss per share of $0.29, in the six-month period ended June 30, 2020, from net income available to common shareholders of $1.2 million, or earnings per share of $0.01, in the six -month periods ended June 30, 2019. The change from net income to net loss attributed to common shareholders of $30.9 million is attributed mainly to: (a) voyage expenses of $31.8 million compared to $5.1 million, (b) vessel operating expenses of $35.8 million, compared to $32.5 million, and (c) depreciation of $26.6 million, compared to $24.7 million partially offset by interest expense of $12.3 million, compared to $14.0 million, for the six -month periods ended June 30, 2020 and 2019, respectively.

During the six-month period ended June 30, 2020, we had an average of 41.4 drybulk vessels in our fleet. During the six-month period ended June 30, 2019, we had an average of 41.0 drybulk vessels in our fleet.

During the six-month period ended June 30, 2020, we acquired Troodos Oak, a Post-Panamax resale newbuild vessel.

During the six-month period ended June 30, 2019, we did not acquire any vessels.

Revenues

Revenues decreased marginally by 0.4%, or $0.4 million, to $97.6 million during the six-month period ended June 30, 2020 from $98.0 million during the six-month period ended June 30, 2019.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the six months ended June 30, 2020 amounted to $3.6 million, a decrease of $0.6 million, or 14.1%, compared to $4.2 million during the six months ended June 30, 2019. Commissions as a percentage of revenues decreased to 3.7% of revenues during the six months ended June 30, 2020 compared to 4.3% of revenues during the six months ended June 30, 2019.

Vessel operating expenses

Vessel operating expenses increased by 10.0% to $35.8 million during the six months ended June 30, 2020 from $32.5 million during the six months ended June 30, 2019, with the contribution of the 1.6% increase of ownership days from 7,421 in 2019 to 7,537 in 2020. The increase in vessel operating expenses was primarily attributed to:

(i) the increase in repairs, maintenance and drydocking costs by 106.7% to $6.1 million during the six months ended June 30, 2020, compared to $2.9 million during the six months ended June 30, 2019, primary due to the six drydockings fully completed and one partially completed, including two Capesize class vessels, during the six months ended June 30, 2020, compared to three completed during the same period of 2019, and

(ii) the increase in cost for spares, stores and provisions by 11.4% to $8.0 million during the six months ended June 30, 2020, compared to $7.2 million during the six months ended June 30, 2019 due to completed and forthcoming drydockings affecting costs of spares and repairs and maintenance as above, partially offset by

(iii) the decrease in crew wages and related cost by 4.8% to $16.2 million during the six months ended June 30, 2020, compared to $17.0 million during the six months ended June 30, 2019, due to fewer crew changes performed as a result of COVID 19 restrictions.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries and secondhand acquisitions in each period. Excluding dry-docking and pre-delivery costs of $3.8 and $1.2 million for the six months ended June 30, 2020 and 2019, respectively, vessel operating expenses increased by 2.3% to $32.0 million during the six months ended June 30, 2020, compared to $31.3 million during the six months ended June 30, 2019. Certain other shipping companies may defer and amortize drydocking expense.

Daily operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 8.3% to $4,750 during the six months ended June 30, 2020 from $4,385 during the six months ended June 30, 2019. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, remained stable at $4,246 during the six months ended June 30, 2020 from $4,217 during the six months ended June 30, 2019.

Voyage expenses

During the six months ended June 30, 2020, we recorded voyage expenses of $31.8 million, compared to $5.1 million during the six months ended June 30, 2019, an increase mainly due to higher vessel repositioning expenses, higher loss on bunkers sales and consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Depreciation

Depreciation expense increased by 7.5% to $26.6 million during the six months ended June 30, 2020, compared to $24.7 million during the six months ended June 30, 2019, due to the acquisition of the MV Troodos Oak in April 2020 and the environmental investments in Scrubbers and BWTS, which increased the carrying value of our vessels.

Interest expense

Interest expense decreased by 12.2% to $12.3 million during the six months ended June 30, 2020, compared to $14.0 million, during the six months ended June 30, 2019. This was the result of the decrease in the weighted average interest rate of our outstanding indebtedness of 4.008% per annum (“p.a.”) for the six months ended June 30, 2020, compared to the weighted average interest rate of our outstanding indebtedness of 4.832% p.a. for the six months ended June 30, 2019, partly offset by the increase in average loans outstanding of $615.8 million during the six months ended June 30, 2020, compared to the average loans outstanding of $576.5 million during the six months ended June 30, 2019. The total principal amount of loans outstanding as of June 30, 2020 was $630.3 million, compared to $573.1 million as of June 30, 2019.

Cash Flows

Cash and cash equivalents increased to $64.1 million as of June 30, 2020, compared to $59.9 million as of June 30, 2019. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $20.4 million in the six months ended June 30, 2020 and $24.0 million the six months ended June 30, 2019, consisting of net income after non-cash items of $4.6 million and $32.6 million respectively plus an increase in working capital of $15.8 million during the six months ended June 30, 2020, and a decrease in working capital of $8.6 million during the same period of 2019, respectively.

The major drivers of the change of net cash provided by operating activities are the increased cash outflows related to operating expenses of $3.3 million for the six months ended June 30, 2020, compared to the same period of 2019, and the increased cash outflows related to voyage expenses of $26.7 million for the six months ended June 30, 2020, compared to the same period of 2019. The major drivers of the cash inflow of the working capital are the accounts receivable inflow of $10.9 million for the six months ended June 30, 2020, and the unearned revenue inflow of $2.5 million for the six months ended June 30, 2020, as a result of the decreased outstanding bunkers settlement and advances collection of hire from charterers, respectively.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $40.9 million for the six months ended June 30, 2020 compared to $0.4 million for the six months ended June 30, 2019. The increase in cash flows used in investing activities of $40.5 million from the six months ended June 30, 2019 is mainly attributable to the following factors: (i) an increase of $22.7 million in payments for vessel acquisitions and advances for vessels under construction and major improvements during the six months ended June 30,

2020 compared to the same period of 2019 and (ii) a net increase of $7.6 million in time deposits during the year ended June 30, 2020, compared to a net decrease of $10.2 million during the same period of 2019.

        Net Cash (Used in)/ Provided by Financing Activities

Net cash flows provided by financing activities were $11.4 million for the six months ended June 30, 2020, compared to net cash flows used in financing activities of $15.7 million for the six months ended June 30, 2019. This increase in cash flows provided by financing activities of $27.1 million, compared to the six months ended June 30, 2019, is mainly attributable to an increase in proceeds from long-term debt of $37.1 million, offset by an increase of $6.2 million in long term debt principal payments and an increase in repurchases of common and preferred stock by $3.7 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

G. Loan Facilities

For information relating to our credit facilities, please see Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

H. Liquidity and Capital Resources

As of June 30, 2020, we had liquidity of $119.8 million consisting of cash, cash equivalents and bank time deposits of $99.1 million, $19.7 million in restricted cash and $1.0 million available under a revolving credit facility. As of July 31, 2020, we had liquidity of $111.3 million consisting of cash, cash equivalents and bank time deposits of $89.9 million, $19.4 million in restricted cash and $2.0 million available under the revolving credit facility. The Company has an existing fleet of 42 vessels. We have not contracted to acquire any other vessels and as a result we do not have capital expenditure requirements in relation to newbuilds. Other capital expenditure requirements are related to BWTS contractual obligations amounting to $3.6 million, with scheduled payments of $2.3 million in 2021 and $1.3 million in 2022. As of June 30, 2020, our aggregate debt outstanding was $630.3 million of which $63.9 million consists of the current portion of long term debt.

Our primary liquidity needs are to fund financing expenses, debt repayment or refinancing, vessel operating expenses, general and administrative expenses, capital expenditure requirements related to BWTS, and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents and bank time deposits, cash generated from operations, available borrowing capacity of up to $1.0 million as of June 30, 2020 and, possibly, other future equity or debt financing.

In our opinion, the contracted cash flow from operations, the available borrowing capacity, and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the third quarter of 2021. However, we may seek additional indebtedness to refinance our debt and to maintain a strong cash position. Future needs in relation to financing and investing activities may involve refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, debt financing and operating cash surplus.

A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operations.

We paid dividends to our common stockholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. We have not paid any dividends to our common stockholders since the second quarter of 2015. During 2019, we declared and paid four quarterly consecutive dividends of $0.50 per share for each of our Series C Cumulative

Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), totaling $4.6 million, and of our Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares”), totaling $6.4 million. During 2020, we declared and paid three quarterly consecutive dividends of $0.50 per share for each of the Series C Preferred Shares, totaling $3.4 million, and Series D Preferred Shares, totaling $4.8 million.

Our future liquidity needs will impact our dividend policy. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our leverage and growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends on our common stock might continue not to be paid in the future. In addition, cash dividends on our common stock are subject to the priority of dividends on our preferred shares.

I. Purchases of equity securities

Preferred Stock

On March 19, 2020, the Company announced a share repurchase program under which it may from time to time purchase up to 100,000 Series C Preferred Shares and up to 100,000 Series D Preferred Shares on the open market. The Company’s share repurchase program does not obligate it to purchase any of its Preferred Shares, and the share repurchase program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations. As of July 31, 2020, the Company has repurchased 2,496 Series C Preferred Shares and 4,950 of Series D Preferred Shares under the program. As of July 31, 2020, the Company had 2,297,504 Series C Preferred Shares and 3,195,050 Series D Preferred Shares.

Common Stock

In June 2019, the Company implemented a new program for the repurchase of an amount of up to 5,000,000 shares of its common stock. Any such purchases were made in the open market in compliance with applicable laws and regulations. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market. All shares of common stock repurchased under the share repurchase program were canceled. As of July 31, 2020, the Company had 102,122,399 shares of common stock issued and outstanding. Details on the shares purchased under such program are set forth in the table below:

Period	Total Number of Shares of Common Stock Purchased(a)	Average Price Paid per Share of Common Stock	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs
January 2020	69,788	1.39	69,788
February 2020	1,017,724	1.33	1,017,724
March 2020	1,853,225	1.17	1,853,225
April 2020	916,179	1.10	916,179
May 2020	989,490	0.97	989,490
June 2020	277,877	1.03	277,877
Total	5,124,283	1.15	5,124,283

J. Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2019 and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein. For a discussion of our critical accounting policies please see Item 5 included in our Annual Report on Form 20-F for the year ended December 31, 2019.

K. Recent Accounting Pronouncements

For a description of recent accounting pronouncements, see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2019 AND JUNE 30, 2020
(In thousands of U.S. Dollars, except for share and per share data)

		December 31	June 30,
	Notes	2019	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$78,938	$64,135
Time deposits		27,440	35,000
Accounts receivable		15,359	4,461
Due from Manager		558	23
Inventories		9,265	11,733
Accrued revenue		158	504
Restricted cash		—	2,000
Prepaid expenses and other current assets		4,271	3,427
Total current assets		135,989	121,283
FIXED ASSETS:
Vessels, net	3	944,706	971,377
Advances for vessels	4	19,294	2,464
Total fixed assets		964,000	973,841
OTHER NON CURRENT ASSETS:
Deferred financing costs		258	—
Restricted cash		13,701	17,651
Derivative assets – Long-term	9	—	234
Accrued revenue - Long-term		455	375
Other non current assets		240	205
Total assets		1,114,643	1,113,589
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	5	64,054	62,418
Unearned revenue		3,040	4,647
Trade accounts payable		12,965	17,017
Accrued liabilities		6,595	5,132
Derivative liabilities	9	121	—
Due to Manager		9	57
Total current liabilities		86,784	89,271
Long-term debt, net	5	536,995	563,030
Unearned revenue Long-term		648	1,520
Derivative liabilities – Long-term	9	—	1,514
Other non-current liabilities		274	759
Total liabilities		624,701	656,094
COMMITMENTS AND CONTINGENCIES	6
MEZZANINE EQUITY - Redeemable non-controlling interest		17,200	17,208
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 104,251,019 and 102,122,399 issued and outstanding at December 31, 2019 and June 30, 2020, respectively		104	102
Preferred stock, $0.01 par value; 20,000,000 authorized, 2,300,000 and 2,297,504 Series C Preferred Shares, 3,200,000 and 3,195,050 Series D Preferred Shares, issued and outstanding at December 31, 2019 and June 30, 2020, respectively		55	55
Additional paid in capital		356,963	354,224
Retained earnings		115,620	85,906
Total shareholders’ equity		472,742	440,287
Total liabilities, mezzanine equity and shareholders’ equity		$1,114,643	$1,113,589

          The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020
(In thousands of U.S. Dollars, except for share and per share data)

		Periods Ended June 30,
	Notes	2019	2020
REVENUES:
Revenues	7	$98,044	$97,640
Commissions		(4,244)	(3,644)
Net revenues		93,800	93,996
EXPENSES:
Voyage expenses		(5,083)	(31,787)
Vessel operating expenses	8	(32,543)	(35,799)
Depreciation	3	(24,706)	(26,565)
General and administrative expenses
- Management fee to related parties		(9,047)	(9,013)
- Company administration expenses		(1,120)	(1,332)
Operating income/(loss)		21,301	(10,500)
OTHER (EXPENSE)/INCOME:
Interest expense	5	(14,008)	(12,292)
Other finance cost		(117)	(359)
Interest income		821	519
Loss on derivatives	9	—	(736)
Foreign currency (loss)/gain		(82)	434
Amortization and write-off of deferred finance charges		(678)	(896)
Net income/(loss)		7,237	(23,830)
Less Preferred dividend	10	5,745	5,746
Less Mezzanine equity measurement		304	135
Net income/(loss) available to common shareholders		$1,188	$(29,711)
Earnings/(loss) per share in U.S. Dollars, basic and diluted	11	$0.01	$(0.29)
Weighted average number of shares, basic and diluted		101,412,749	103,067,556

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTH PERIODS
ENDED June 30, 2019 AND 2020
(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of December 31, 2018	$103	$(737)	$55	$355,134	$111,279	$465,834
Net Income	—	—	—	—	7,237	7,237
Repurchase and cancellation of common stock	(2)	735		(3,153)		(2,420)
Mezzanine equity measurement		—			(304)	(304)
Share based compensation	—	—	—	60	—	60
Preferred share dividends declared	—	—	—	—	(5,744)	(5,744)
Balance at June 30, 2019	$101	$(2)	$55	$352,041	$112,468	$464,663

Balance as of December 31, 2019	$104	$—	$55	$356,963	$115,620	$472,742
Net Loss	—	—	—	—	(23,830)	(23,830)
Mezzanine equity measurement	—	—	—	—	(135)	(135)
Issuance of common stock	3	—	—	3,297	—	3,300
Repurchase and cancellation of common stock	(5)	—	—	(6,007)	—	(6,012)
Repurchase and cancellation of preferred stock	—	—	—	(89)	—	(89)
Share based compensation	—	—	—	60	—	60
Preferred share dividends declared	—	—	—	—	(5,749)	(5,749)
Balance at June 30, 2020	$102	$—	$55	$354,224	$85,906	$440,287

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED June 30, 2019 AND 2020
(In thousands of U.S. Dollars)

	June 30,
	2019	2020
Cash Flows from Operating Activities:
Net income/(loss)	7,237	(23,830)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	24,706	26,565
Amortization and write-off of deferred finance charges	678	896
Unrealized loss on derivatives	—	1,159
Unrealized foreign exchange gain	(98)	(235)
Share based compensation	60	60
Change in:
Accounts receivable	(4,512)	10,898
Due from Manager	58	—
Inventories	(1,219)	(2,468)
Accrued revenue	301	(266)
Prepaid expenses and other current assets	(317)	844
Due to Manager	—	583
Trade accounts payable	(266)	1,856
Accrued liabilities	(736)	1,299
Other liabilities	—	522
Unearned revenue	(1,933)	2,479
Net Cash Provided by Operating Activities	23,959	20,362
Cash Flows from Investing Activities:
Vessel advances	(10,646)	(33,317)
Increase in bank time deposits	(51,134)	(58,500)
Maturity of bank time deposits	61,420	50,940
Net Cash Used in Investing Activities	(360)	(40,877)
Cash Flows from Financing Activities:
Proceeds from long-term debt	41,275	78,400
Principal payments of long-term debt	(47,726)	(53,955)
Dividends paid	(5,745)	(5,876)
Payment of deferred financing costs	(1,039)	(1,041)
Repurchase of common stock	(2,420)	(6,012)
Repurchase of preferred stock	—	(89)
Net Cash (Used in)/Provided by Financing Activities	(15,655)	11,427
Net increase/(decrease) in cash, cash equivalents and restricted cash	7,944	(9,088)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	98	235
Cash, cash equivalents and restricted cash at beginning of year	62,590	92,639
Cash, cash equivalents and restricted cash at end of year	70,632	83,786
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	15,604	11,868
Non Cash Investing and Financing Activities:
Unpaid financing fees	38	82
Part payment of vessel advances through issuance of common stock and preferred stock	—	3,300
Unpaid dividend on preferred stock	126	—
Unpaid capital expenditures	2,568	5,399
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	59,921	64,135
Restricted cash – Current assets	10	2,000
Restricted cash – Non current assets	10,701	17,651
Cash, cash equivalents and restricted cash shown in the statement of cash flows	70,632	83,786

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information

Safe Bulkers, Inc., (“Safe Bulkers”) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.”

Polys Hajioannou and his family, by virtue of shares owned indirectly through various private entities are the controlling shareholders of Safe Bulkers and as a result control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since Safe Bulkers’ initial public offering, Safe Bulkers has successfully completed five additional public common stock offerings and three preferred stock offerings.

As of June 30, 2020, Safe Bulkers held 50 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 42 drybulk vessels.

Safe Bulkers and its Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”) and Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management,” and, together with Safety Management, the “Managers,” and either of them “the Manager”), related parties both controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of its Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015

Subsidiary	Vessel Name	Type	Built
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Youngone Shipping Corporation (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)(3)	Pedhoulas Cedrus	Kamsarmax	June 2018
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Monagrouli Shipping Corporation (“Monagrouli”)(2)	Troodos Oak	Post-Panamax	April 2020
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Gloverthree Shipping Corporation (“Gloverthree”)(2)	—	—	—
Staloudi Shipping Corporation (“Staloudi”)(1)	—	—	—
Gloverseven Shipping Corporation (“Gloverseven”)(2)	—	—	—
Kyotofriendo One Shipping Inc. (“Kyotofriendo One”)(2)	—	—	—
Kyotofriendo Two Shipping Inc. (“Kyotofriendo Two”)(2)(3)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—
Agros Shipping Corporation (“Agros”)(2)	—	—	—
Lofou Shipping Corporation (“Lofou”)(2)	—	—	—
(1)Incorporated under the laws of the Republic of Liberia.
(2)Incorporated under the laws of the Republic of the Marshall Islands.
(3)On July 29, 2016, the Shipsales Contract relating to Hull No. 1552, initially contracted by Kyotofriendo Two, was novated to Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel, named Pedhoulas Cedrus, to Pinewood in June 2018, 100 shares of Series A Preferred Stock of Pinewood were issued to the unaffiliated third party for proceeds in the equivalent of $16,875 at the time of issuance, which were used to finance part of the cost of such vessel. Such shares have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. Furthermore, under this agreement, Pinewood agreed to (i) pay its own expenses out of its own funds, (ii) keep its assets and funds separate from the assets and funds of the Company, (iii) refrain from holding its assets and/or creditworthiness as being available to satisfy any of the obligations of the Company and (iv) take, or refrain from taking, certain other actions designed to ensure that the assets of Pinewood are not available to creditors of Safe Bulkers or its other subsidiaries.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Safe Bulkers, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2020. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2019 included in the Company’s Annual Report on Form 20-F.

2. Significant Accounting Policies

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered under time charter. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. The Company’s time charter agreements are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Time charter hire is typically payable 15 or 30 days in advance as determined in the charter party agreement.

Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. Voyage expenses relating to bunkers consumption during the ballast period are considered contract fulfilment costs and are capitalized and amortized over the term of the charter when they meet the following criteria according to ASC 340-40-25-5: (i) the costs relate directly to a contract or to an anticipated contract that the entity can specifically identify, (ii) the costs generate or enhance resources of the entity that will be used in satisfying, or in continuing to satisfy, performance obligations in the future and (iii) the costs are expected to be recovered. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo). Certain voyage expenses paid by the Company such as extra war risk insurance may be recovered from the charterer; such amounts recovered are recorded as Other Income within Revenues.

Certain time charters also provide for the provision of bunkers to be consumed mainly for scrubber fitted vessels for which the Company receives variable consideration. The scrubbers installed on the vessels are sulfur oxide exhaust gas cleaning systems which allow the use of the lower priced high sulfur fuel oil. The variable consideration is recorded in time charter revenues. The cost of the bunkers consumed in these cases is recorded in voyage expenses.

A summary of the Company’s other significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2019 included in the Company’s Annual Report on Form 20-F. The same accounting policies have been followed in these unaudited interim consolidated condensed financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year end December 31, 2019.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3. Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2019	$1,272,351	$(317,060)	$955,291
Transfer from Advances for vessels	39,725	—	39,725
Depreciation expense	—	(50,310)	(50,310)
Balance, December 31, 2019	$1,312,076	$(367,370)	$944,706
Transfer from Advances for vessels	53,236	—	53,236
Depreciation expense	—	(26,565)	(26,565)
Balance, June 30, 2020	$1,365,312	$(393,935)	$971,377

Transfer from Advances for vessels represent advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”) and sulfur oxide exhaust gas cleaning systems (“Scrubbers”).

For the periods presented, the Company accepted delivery of the following vessels:

•During the year ended December 31, 2019 we did not acquire any vessels; and
•During the six-month period ended June 30, 2020: Troodos Oak.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired as at December 31, 2019 and June 30, 2020.

As of June 30, 2020, 32 vessels owned by the Company with a carrying value of $722,554 had been provided as collateral to secure, through first priority mortgages, certain of the Company’s loans and credit facilities while for the remaining 10 vessels with a carrying value of $248,823, title of ownership is held by the relevant lender to secure the relevant sale and lease back financing transactions. See further Note 5.

4. Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2019	$8,596
Additions for advances, including capitalized expenses and interest	50,423
Transferred to vessel cost (refer to Note 3)	(39,725)
Balance, December 31, 2019	19,294
Additions for advances, including capitalized expenses and interest	36,406
Transferred to vessel cost (refer to Note 3)	(53,236)
Balance, June 30, 2020	$2,464

Advances paid for vessels represent advances paid for vessels acquisitions, vessels under construction and vessel improvements and comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During the year ended December 31, 2019 and the six months ended June 30, 2020, such payments were made for the following vessels:

•During the year ended December 31, 2019: advances for Hull No. S 1772 and improvements to several vessels; and
•During the six-month period ended June 30, 2020: advances for and acquisition of the vessel Troodos Oak (ex-Hull No. S 1772) and improvements to several vessels.

5. Long Term Debt

Long term debt is comprised of the following borrowings :

Borrower	Commencement	Maturity	December 31, 2019	June 30, 2020
Maxdekatria	July 2018	January 2020	10,250	—
Pentakomo	July 2018	January 2020	10,250	—
Safe Bulkers	April 2019	June 2022	10,000	9,000
Maxtessera	November 2018	October 2022	24,000	23,000
Safe Bulkers	December 2019	December 2022	—	19,000
Shikokupente - Shikokuennia - Pemer - Petra	July 2019	January 2023	10,000	9,170
Maxeikosiexi	September 2015	March 2023	5,186	4,730
Marathassa	September 2015	March 2023	5,622	5,143
Marinouki	September 2015	March 2023	8,487	7,751
Kerasies	September 2015	March 2023	5,942	5,435
Soffive	September 2015	March 2023	9,193	8,382
Eptaprohi	September 2015	March 2023	43,294	39,544
Shikokupente	August 2018	August 2023	13,455	13,160
Shikokuennia	October 2018	October 2023	15,267	14,775
Petra	November 2018	November 2023	7,343	6,477
Pemer	November 2018	November 2023	7,343	6,477
Maxeikosiepta	December 2018	December 2023	4,500	4,250
Shikokuepta	February 2016	February 2024	18,783	17,967
Avstes	June 2019	May 2024	6,190	5,985
Safe Bulkers - Maxeikositria - Maxeikosi - Maxpente - Maxeikositessera - Maxenteka - Marindou	November 2018	August 2024	27,500	23,050
Maxeikositria	September 2017	August 2024	11,239	10,893
Maxeikosi	September 2017	August 2024	11,239	10,893
Maxpente	September 2017	August 2024	16,750	16,100
Maxeikositessera	September 2017	August 2024	11,700	11,310
Maxenteka	September 2017	August 2024	13,934	13,536
Safe Bulkers	November 2014	September 2024	86,504	82,631
Pelea - Vasstwo - Eniaprohi - Vassone	December 2018	December 2024	44,750	44,000
Maxdeka	November 2019	August 2025	21,020	20,055
Shikoku Friendship	November 2019	August 2025	22,111	21,096
Shikokutessera	November 2019	August 2025	21,459	20,486
Glovertwo	November 2019	August 2025	20,209	19,283
Maxeikosiena	September 2015	September 2025	19,292	18,754
Maxdekatria	January 2020	January 2026	—	15,500
Pentakomo	January 2020	January 2026	—	15,500
Youngtwo	January 2017	January 2027	22,207	21,770
Monagrouli	April 2020	April 2027	—	26,400
Shikokuokto	December 2019	December 2027	20,000	19,000
Gloversix	December 2019	December 2027	20,800	19,760
Total			605,819	630,263
Current portion of Long-term debt			65,473	63,867
Long-term debt			540,346	566,396

Total debt	605,819	630,263
Current portion of deferred financing costs	1,419	1,449
Deferred financing costs non-current	3,351	3,366
Total deferred financing costs	4,770	4,815
Total debt	605,819	630,263
Less: Total deferred financing costs	4,770	4,815
Total debt, net of deferred financing costs	601,049	625,448
Less: Current portion of long-term debt, net of current portion of deferred financing costs	64,054	62,418
Long-term debt, net of deferred financing costs, non-current	536,995	563,030

Details of the loans and credit facilities are included in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2019 included in the Company’s Annual Report on Form 20-F. Amendments made to the repayment schedule of our loan and credit facilities until June 30, 2020, are presented in the above table. No change has been made to the debt covenants of our loan and credit facilities.

Our credit and loan facilities bear interest at LIBOR plus a margin, except for each of Maxeikosiena and Youngtwo loan facilities and for a portion of each of Shikokutessera, Maxdeka, Shikoku and Glovertwo loan facilities. Each of the Maxeikosiena and Youngtwo loan facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase obligation price of each vessel. A portion of each of the Shikokutessera, Maxdeka, Shikoku and Glovertwo loan facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase option price of each vessel.

Our loans and credit facilities are generally repayable by either quarterly or semi-annual principal instalments and a balloon payment due on maturity, with the exception of the Maxeikosiena and Youngtwo loan facilities, that are repayable by principal instalments every 45 days out of a portion of the bareboat hire payment and a balloon payment due on maturity equal to the purchase obligation.

The fair value of debt outstanding on June 30, 2020 amounted to $634,442 when valuing the Maxeikosiena, Youngtwo, Shikokutessera, Maxdeka, Shikoku and Glovertwo loan facilities on the basis of the deemed equivalent fixed rate, as applicable on June 30, 2020, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

As of June 30, 2020, an amount of $1,000 was available for drawdown under the above loans and credit facilities. The estimated minimum annual principal payments required to be made after June 30, 2020, based on the loan and credit facility agreements as amended, are as follows:

To June 30,
2021	$63,867
2022	86,875
2023	133,674
2024	87,579
2025	144,573
2026 and thereafter	113,695
Total	$630,263

As of June 30, 2020, the Company was in compliance with all debt covenants in effect, with respect to its loans and credit facilities.

6. Commitments and Contingencies

(a) Capital expenditure commitments relating to the purchase of BWTS to be installed on certain of our vessels are as follows:

Year Ended June 30,	Total
2021	$2,274
2022	1,281
Total	3,555

(b) Other contingent liabilities

The Company and its Subsidiaries have not been involved in any legal proceedings, that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessel actions, mainly for sea pollution, is covered by P&I Club insurance.

7. Revenues

Revenues are comprised of the following:

	Six Month Periods Ended
	June 30, 2019	June 30, 2020
Time charter revenue (operating leases)	$95,721	$94,930
Voyage charter revenue	—	1,379
Other income	2,323	1,331
Total	98,044	97,640

As of June 30, 2020, all of the Company’s vessels were employed under time charters with remaining terms ranging from less than one to 11 months based on the minimum duration of the time charter contracts, excluding three vessels which are on long term time charters for periods of ten or twenty years with a remaining tenor ranging between 2 to 12 years and one vessel under voyage charter. All the time charters are classified as operating leases. In May 2020, the Company entered into three long term time charters for periods of five years, each with a remaining tenor of five years. In July 2020, the Company entered into three new long term time charters for periods of five years, each with a remaining tenor of five years. The contract/charter party agreement generally provides typical warranties regarding the speed and the performance of the vessel. The charter party agreement generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanctions laws, and carry only lawful or non-hazardous cargo. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above. Time charter agreements may have renewal options for one to 12 months.
One of the long term period charters entered into January 2014, also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the time charter period, at a price of $39,000 less 1.00% commission, decreasing thereafter on a pro-rated basis by $1,500 per year until the expiration of the charter in January 2024.

8. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	six -month periods ended June 30,
	2019	2020
Crew wages and related costs	$17,001	$16,179
Insurance	1,578	1,675
Repairs, maintenance and drydocking costs	2,936	6,069
Spares, stores and provisions	7,218	8,042
Lubricants	2,345	2,198
Taxes	303	313
Miscellaneous	1,162	1,323
Total	$32,543	$35,799

9. Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of June 30, 2020. The fair value of the long-term debt is disclosed in Note 5.

Derivative instruments

The Company from time to time enters into bunker fuel contracts to sell or buy, as the case may be, the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively, with the objective of reducing the risk arising from changes in the price of the bunkers its vessels consume. The Company’s bunker fuel contracts did not qualify for hedge accounting. The Company determines the fair market value of the bunker fuel contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations.

The Company also enters from time to time into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. During the six month period ended June 30, 2020, the Company entered into twelve pay-fixed, receive-variable interest rate derivative contracts with inception ranging from March 2020 to June 2020 and with maturity ranging from August 2023 to June 2025 at fixed rates ranging from 0.275% to 0.99%, for an aggregate notional amount of $137,624. The Company’s interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020
Bunker Fuel	Derivative assets / Non-current assets	$—	$234	$—	$—
Bunker Fuel	Derivative liabilities / Current liabilities	$121	$—	$—	$—
Interest Rate	Derivative liabilities / Non-current liabilities	$—	$—	$—	$1,514
	Total Derivatives	$121	$234	$—	$1,514

	Amount of Gain/(Loss) Recognized on Derivatives Six Months Period Ended
	June 30, 2019	June 30, 2020
Interest Rate Contracts	$—	$(1,411)
Bunker Fuel Contracts	$—	$675
Net Loss Recognized	$—	$(736)

The gain or loss is recognized in the consolidated statement of operations and is presented in loss on derivatives.

The Company’s bunker fuel derivative instruments were receive-fixed, pay-variable swaps based on the difference in price between various categories of bunker fuels. The fair value of the bunker fuel swaps is determined using a discounted cash flow approach based on the market rate of such price difference at the time of such valuation and take into account the credit risk of the counterparty financial institutions. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of the end of the year ended December 31, 2019 and the six months period ended June 30, 2020.

	Significant Other Observable Inputs (Level 2)

	December 31, 2019	June 30, 2020
Derivative instruments – asset position	$—	$234
Derivative instruments – liability position	121	1,514

As of December 31, 2019 and as of June 30, 2020, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated balance sheet.

10. Dividends

During the six-month period ended June 30, 2020 the Company declared and paid 2 consecutive dividends of $0.50 per share for each of the Series C Preferred Shares, totaling $2,299, and Series D Preferred Shares, totaling $3,198.

During the six-month period ended June 30, 2020, the Company's subsidiary Pinewood declared 2 and paid 3 consecutive dividends in an aggregate amount of $3,784.96 per share for each of Series A Preferred Shares, totaling $379.

11. Earnings/(loss) Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and includes the shares issuable to the audit committee chairman and the independent directors at the end of the period for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is calculated after deducting the preferred stock dividend from net loss.

	June 30,
	2019	2020
Net income/(loss)	$7,237	$(23,830)
Less preferred dividend	5,745	5,746
Less mezzanine equity measurement	304	135
Net income/(loss) available to common shareholders	$1,188	$(29,711)
Weighted average number of shares, basic and diluted	101,412,749	103,067,556
Earnings/(loss) per share in U.S. Dollars, basic and diluted	$0.01	$(0.29)

12. Subsequent Events

(a) Dividend declaration: On July 8, 2020, the Board of Directors declared a dividend of $0.50 per share of all classes of preferred shares, totaling $2,746, payable to all shareholders of record as of July 23, 2020, which was paid on July 30, 2020.

(b) Forward freight agreements: In July 2020, the Company entered into certain forward freight agreements for an aggregate of 270 days, for periods until June 2021 to sell the Baltic Exchange BPI 4TC index at daily charter rates ranging from $8.9 to $10.3.

(c) Interest rate derivatives: In July 2020, the Company entered into eight pay-fixed, receive-variable interest rate derivative contracts commencing July to August 2020 with maturity ranging from May 2025 to August 2025 at fixed rates ranging from 0.33% to 0.40% for an aggregate notional amount of $80,000.

(d) Reverse stock split: On August 3, 2020, our stockholders granted discretionary authority to the Company’s board of directors to effect one or more reverse stock splits of the issued and outstanding shares of common stock of the Company, at ratios within the range from 1-for-2 up to 1-for-5 in the aggregate. If our board of directors determines to implement a reverse stock split, depending on the ratio for such reverse stock split determined by our board of directors, no less than two and no more than five shares of our existing common stock will be combined into one share of common stock. Our board of directors may implement a reverse stock split at any time on or before the day immediately preceding the company’s annual meeting of stockholders in 2021. Our board may, in its discretion, elect not to implement any reverse stock split if it determines that a reverse stock split would not be in the best interests of the Company and its stockholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2020

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer